NEW YORK LONDON SINGAPORE PHILADELPHIA CHICAGO WASHINGTON, DC SAN FRANCISCO SILICON VALLEY SAN DIEGO LOS ANGELES TAIWAN BOSTON HOUSTON AUSTIN HANOI HO CHI MINH CITY	FIRM and AFFILIATE OFFICES	SHANGHAI ATLANTA BALTIMORE WILMINGTON MIAMI BOCA RATON PITTSBURGH NEWARK LAS VEGAS CHERRY HILL LAKE TAHOE MYANMAR OMAN A GCC REPRESENTATIVE OFFICE OF DUANE MORRIS ALLIANCES IN MEXICO AND SRI LANKA
David N. Feldman DIRECT DIAL: +1 212 692 1036 PERSONAL FAX: +1 212 202 6094 E-MAIL: dnfeldman@duanemorris.com www.duanemorris.com

May 23, 2018

Mara L. Ransom
Assistant Director
Office of Consumer Products
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re:	The Lovesac Company Draft Registration Statement on Form S-1 Filed April 20, 2018 File No. 333-224358

Dear Ms. Ransom:

On behalf of The Lovesac Company (the “Company”), we respond as follows to the Staff’s comment letter, dated May 15, 2018, relating to the above-captioned registration statement on Form S-1 filed with the Commission on April 20, 2018 (the “Registration Statement”). Captions and page references herein correspond to those set forth in Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the original Registration Statement. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Registration Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Prospectus Summary, page 1

Our Competitive Strengths, page 3

Strong Brand Loyalty, page 4

1.	1. We note your response to prior comment 7 and your explanation of how you calculate CLV. Please revise to present this measure with respect to fiscal 2018 so as to provide comparability to this metric. Also, please disclose whether you are seeing any trends associated with spending by your 2015 cohort.

The Company has revised the disclosure on pages 4, 40, 54, and 58 of the Registration Statement to accurately reflect that the CLV previously disclosed is a benchmark for purchases made by customers first purchasing from the Company in fiscal 2015 through fiscal 2018. The Company believes that a three-year benchmark CLV will not accurately reflect total CLV and does not believe sufficient data has been collected to discuss trends among cohorts with respect to total CLV. The Company anticipates that it will update its CLV in subsequent annual reports and will consider how to discuss trends relating to CLV in future reports.

Duane Morris llp
1540 BROADWAY NEW YORK, NY 10036-4086	PHONE: +1 212 692 1000 FAX: +1 212 692 1020

May 23, 2018

Our Growth Strategies, page 5

2.	Under the heading “Continue to Build on Our Brand” we note your discussion of the impact of marketing on your gross profit. Please tell us how you determined that your brand building efforts related to paid search, social media and affiliate marketing directly resulted in specific sales such that you can quantify the increase in gross profit related to this marketing spend. Similarly, we note your statement that incremental gross profit was 76% greater with television advertisements and 111% greater with direct mail starter kits than the marketing spend in these categories. Please tell us how you determined the specific sales that are directly attributable to your television advertisements and the specific sales that are directly attributable to customers acting on the direct mail starter kits they received such that you can quantify these amounts, and disclose for what period the amounts are representative. As part of your response, tell us how you consider the impact of customer loyalty, showrooms, and your shop in shops when attributing specific sales to your marketing spending. Please also apply this comment to the similar disclosure on page 37.

The Company uses several different methodologies for estimating the impact that social media marketing, search and affiliate marketing, television advertisements and direct mail starter kits each have on the Company’s gross profits. In general, each of these methodologies involves comparing the Company’s performance in markets where the Company has carried out marketing activities against a control group.

In estimating the gross margin attributable to social media marketing, the Company uses the following formula: ((A+B)-C)/C.

For a particular period, the Company adds together (A) the gross margin from sales to customers who clicked on a social media advertisement and purchased a product through the Company’s website within the following 30 days and (B) the gross margin from 30% of the sales from customers who viewed a social media advertisement and purchased a product through the Company’s website within the following 30 days. The marketing costs directly related to social media marketing (C) is then subtracted from the gross margin sum above and the resulting difference is then divided by (C) to arrive at the gross margin attributable to social media marketing.

This methodology does not include any impact the social media advertising may have on the Company’s showrooms.

In estimating the gross margin attributable to search and affiliate marketing, the Company uses the following formula: (A-C)/C.

For a particular period, the Company determines the difference between (A) the gross margin from sales to customers who clicked on an online search advertisement and purchased a product through the Company’s website within the following 30 days and (C) the marketing costs directly related to search and affiliate marketing and the resulting difference is then divided by (C) to arrive at the gross margin attributable to search and affiliate marketing.

This methodology does not include any impact search and affiliate marketing may have on the Company’s showrooms.

May 23, 2018

In estimating the gross margin attributable to television marketing, the Company uses the following formula: ((A-B)-C)/C. Using that formula the Company is able to estimate the difference between the returns the Company receives pre and post television marketing campaigns in markets in which television ads run compared to those markets in which the television ads did not run.

For a particular period, the Company determines the difference between (A) the gross margin from actual sales in markets where the television advertisement was run, and (B) the expected gross margin from expected sales based on control market performance. The expected gross margin in a control market is determined by determining a baseline sales trend for markets in which the Company has showrooms but no television advertisements have run. The Company then compares the performance of the control markets during and after the period that the television advertisement has run. That difference is the expected gross margin.

The marketing costs directly related to the television advertisements (C) are then subtracted from the gross margin difference above and the resulting difference is then divided by (C) to arrive at the gross margin attributable to television advertisements.

In estimating the gross margin attributable to direct mail starter kit marketing, the Company uses the following formula: ((A-B)-C)/C.

For a particular period, the Company determines the difference between (A) the gross margin from actual sales from its direct mail file, and (B) the expected gross margin of customers in the direct mail file that did not receive starter kits, referred to as the holdout. The expected gross margin is the gross margin per person of the holdout, multiplied by the number of customers in the direct mailing. The marketing costs directly related to the direct mail starter kits (C) are then subtracted from the gross margin difference above and the resulting difference is then divided by (C) to arrive at the gross margin attributable to direct mail starter kits.

Summary of the Offering, page 9

3.	We have read your response to comment 10 and have the following comments:

• Your disclosure within Note 7 to your audited financial statements indicates that the warrants have down-round features. Please confirm our assumption that you expect the IPO price to be less than the warrant exercise price of $6.87 disclosed in Note 7, after adjustment for the reverse stock split, or advise us why you disclose here that the exercise price will equal the IPO price.

The down-round features of the amended and restated warrants are inapplicable to the contemplated offering. The Company has revised Note 7 to its audited financial statements to state that the exercise price of $6.87 is as at February 4, 2018, and that the exercise price of the warrant is dependent upon the occurrence of a qualified initial public offering or qualified financings.

The Company has filed the amended and restated warrants as exhibits 4.2, 4.3, and 4.4 to the first amendment of its Registration Statement. The exercise price of each warrant is determined pursuant to section 3(a). This section provides that the exercise price of each warrant will be equal to (a) the lesser of the purchase price per share of the Company’s common stock in (i) a Qualified IPO or (ii) a Qualified Financing, or (b) in the event that the Company has not completed a Qualified IPO or Qualified Financing, a price per share of common stock implied by an $80 million valuation of the Company. Because the Company expects its initial public offering to be completed prior to any other financing, the exercise price for the warrants at the time of the offering will be equal to the public offering price per share of common stock.

• We note the Company early adopted ASU 2017-11. Please tell us in more detail how you will measure and account for the effect of the down-round feature once triggered

Although the Company does not expect the down-round to be triggered as noted above, under ASU 2017-11 (and ASC 260-10-30-1 and ASC 260-10-25-1) the Company would recognize the value of the difference between the fair value of the warrants with a strike price of $6.87, as adjusted for any stock splits, and the fair value of warrants with a strike price reduced upon the triggering of the down-round provision as a deemed dividend and a reduction of income available to common stockholders.  The adjustment will impact earnings per share and the entry that will be booked will be a credit to additional paid-in capital and a debit to retained earnings.

• Lastly, it appears from your disclosures that you expect the down-round feature will be triggered by the offering. Please explain to us whether you plan to give pro forma effect of the triggering of the down-round feature within pro forma net loss per common share as presented in your Summary Consolidated Financial and Operating Data and your Selected Consolidated Financial Information. In this regard, it appears there could be an adjustment to the numerator in your pro forma loss per share calculation

The Company does not expect the down round feature to be triggered by the offering. The Company believes that the exercise price will be the offering price.

4.	Please refer to your “Use of proceeds” disclosure and tell us why you continue to indicate that a portion of the proceeds will be used to repay debt, or revise.

The Company anticipates that it will draw from its line of credit with Wells Fargo prior to the completion of the offering. Therefore, the Company intends to use a portion of the proceeds to pay down the balance, if any, on its line of credit with Wells Fargo. The Company anticipates that these borrowings will not be material and will consist of short term indebtedness used for working capital purposes. The Company has revised the disclosure on pages 10 and 32 of the Registration Statement to note this fact.

May 23, 2018

Summary Consolidated Financial and Operating Data, page 10

5.	We note your disclosure of Net Loss. To make this disclosure more meaningful to investors in this offering, please also prominently disclose Net Loss Attributable to Common Stockholders. Also apply this comment to your Selected Consolidated Financial Information.

The Company has revised the disclosure on pages 12 and 35 of the Registration Statement to include “Net Loss Attributable to Common Stockholders.”

Dilution, page 33

6.	We note your revisions in response to comment 18. Please revise the narrative above the first dilution table to clearly define both pro forma net tangible book value and pro forma as adjusted net tangible book value. Based on the line items currently shown in your dilution table, it appears that pro forma net tangible book value may include the effect of the conversion of preferred stock, and pro forma as adjusted net tangible book value may further include the effect of the offering.

The Company has revised the disclosure on page 34 of the Registration Statement to more clearly define both pro forma net tangible book value and pro forma as adjusted net tangible book value.

Management’s Discussion and Analysis, page 37

Overview, page 37

7.	Your added disclosure on page 37 indicates that you “plan to open showrooms in new markets without long-term commitments until the profitability of a showroom in that market can be proven.” In light of your statement on page 22 that your “showroom leases are generally long term and non-cancelable, and [you] expect future showrooms to be subject to similar long term, non-cancelable leases,” please revise to clarify how you plan to open showrooms in new markets without long-term commitments.

The Company has revised the disclosure on page 38 of the Registration Statement to clarify that the Company generally seeks short term (generally 1-3 years) leases in new markets and will then generally negotiate long-term, non-cancelable leases for those locations after such market has been proven to be profitable.

How We Assess the Performance of Our Business, page 38

Customer Lifetime Value and Customer Acquisition Cost, page 38

8.	In the new disclosure on page 38 that you have provided in response to comment 22, you state, “We believe that fiscal 2018 is the first fiscal year that our CAC fully reflects the implementation of changes to our operations that began in 2015.” Please expand your disclosure here to include your CAC for at least fiscal 2017, or disclose why prior periods are unreflective of the changes to your operations that began in 2015. In this regard, we note your disclosure elsewhere stating that you began investing in marketing and advertising in 2017.

The Company believes that the significant increases in marketing expenses as a percentage of revenue that occurred in fiscal 2018 will not be fully reflected in its CAC for previous fiscal years. The Company believes that any year prior to fiscal 2018 would understate its CAC and overstate the efficiency of its current marketing spend. The Company has therefore revised the disclosure on pages 4 and 39 of the Registration Statement to explain that the significant increase in marketing spend beginning in fiscal 2018 caused previous fiscal years CAC’s to be unreflective of the Company’s current fiscal 2018 CAC.

May 23, 2018

Basis of Presentation and Results of Operations, page 39

9.	Please refer to your discussion of gross profit on page 40. Please revise to explain why the costs of your Sactionals and Sacs products decreased in fiscal 2018. Similarly please revise your discussion of gross profit on page 41 to explain why the costs of your Sactionals products increased and the costs of your Sacs products decreased in fiscal 2017. We believe that disclosing the primary drivers of changes in your product costs will permit investors to better assess the likelihood that current results are indicative of future results.

The Company has revised the disclosure on pages 41 and 42 of the Registration Statement to disclose the primary drivers of cost decreases in fiscal 2018 and cost increases in fiscal 2017.

Executive Compensation, page 66

Summary Compensation Table, page 66

10.	The summary compensation table on page 66 indicates that you awarded $140,000 in bonuses to Messrs. Nelson and Krause and $130,000 in bonuses to Ms. Dellomo in fiscal 2018. Of these amounts, only the $50,000 signing bonus awarded to Mr. Krause appears to be specifically addressed by the subsequent disclosure on pages 67 to 68. Please revise to disclose the circumstances around which you awarded the remainder of these bonus amounts. If you awarded these amounts in connection with the named executive officer’s respective employment agreement terms, please revise to make this clear and to disclose the associated target and actual EBITDA amounts. Refer to Item 402(o) of Regulation S-K.

The Company has revised the summary compensation table on page 67 of the Registrations statement to update the amounts of the bonuses received by Messrs. Nelson and Krause and Ms. Dellomo. The Company has revised the Registration Statement on page 68 to disclose the associated target and actual EBITDA amounts related to the awarding of such bonuses.

Employment Arrangements, page 67

Shawn Nelson Employment Agreement, page 67

11.	With respect to your discussion of Mr. Nelson’s annual bonus eligibility, the target and payout percentages you disclose here do not appear to coincide with those contained in Section 3.2(a) of the employment agreement filed as Exhibit 10.6. Please revise or advise.

The Company has included a new Exhibit 10.6 with a corrected Section 3.2(a) that accurately reflects Mr. Nelson’s annual bonus eligibility as discussed in the Registration Statement.

May 23, 2018

Consolidated Financial Statements for the Fiscal Year Ended February 4, 2018

Consolidated Notes to the Financial Statements

Note 1 - Operating and Significant Accounting Policies

Revenue Recognition, page F-10

12.	We have read your response to comment 40 and your disclosure on page F-10. We have the following comments:

• Based on your website, it appears that custom covers may be ineligible for returns and all other merchandise may be returned within 30 days. Please confirm our understanding or tell us your sales return policy in reasonable detail.

The Company’s return policy is as follows:

Eligible merchandise may be returned within 30 days of the customer’s receipt of such merchandise. The Company does not accept returns of special order/custom merchandise, gift cards, shipping and handling, services, and interest fees. Additionally, floor models and clearance merchandise are marked as final sale and cannot be returned.

Returned merchandise is subject to a 15% restocking fee. Merchandise is eligible for a one-time price adjustment within 14 days of the order being placed. Merchandise marked as final sale (i.e. floor models, clearance items) is not eligible for a price adjustment.

Merchandise can be returned to the store or via FedEx. If merchandise is being returned to a warehouse by a customer, the Company will accept returns that ship within 7 days from the issuance of return labels and shipping materials to the customer. The Company will send shipping labels for eligible returns. After receipt of the shipping labels, the customer has 7 days to return the merchandise. Once the Company has confirmation that the merchandise is in transit back to the Company, the Company will issue refunds to the customer via the original form of payment. If the purchase price was paid in store with cash, refunds will be issued via a corporate check sent to the customer’s shipping address on file. Customers must allow 14 business days to process the refund via corporate check.

• Please tell us in further detail how you concluded returns were not material such that a reserve for estimated returns was unnecessary at the end of the fiscal years presented. Since your response indicates that you do not track sales returns separately from any other changes made to an order, such as a change to the ship-to location, it is unclear to us how you were able to reach this conclusion. Additionally, with reference to SAB Topic 1:M, please note that a quantitative assessment of materiality is not limited to comparing the amount of the item to net sales.

Although the Company does not regularly track these returns, the Company was able to perform a detailed analysis of all the transactions coded as a return in February 2018, the 30-day period subsequent to the end of fiscal 2018. Based on that analysis the Company concluded that the majority of the sales returns processed in February 2018 related to sales transactions that originated in that month and that the impact of the remaining returns requiring an accrual as of fiscal 2018 on the Company’s income statement, would only amount to approximately $40,000 of net gross profit using the rollover method or $143,000 of net gross profit using the iron curtain method; therefore, a sales return accrual was not necessary. The Company also did the same analysis for fiscal 2017 and the results were consistent with the findings for fiscal 2018.

May 23, 2018

The Company performed the same detailed analysis for the last six months of fiscal 2018 and noted that the findings above were consistent with the Company’s return rate for the 6 months ended February 4, 2018, and support the conclusion that the majority of returns are being processed in the same month that the original sales transaction is recorded.

The Company monitors daily sales activity as compared to budget. If returns were significant in any one accounting period as compared to the volume of sales, the Company would be able to identify it, as it would affect performance in a specific accounting period.

Based on the Company’s review of SAB Topic 1:M, the Company believes that returns are not material. In reaching that conclusion, the Company considered if such determination would mask a change in earnings or other trends, hide a failure to meet analysts’ consensus expectations, change a loss to income or vice versa, significantly impact a certain segment that has been identified as playing a significant role in operations or profitability, affect the Company’s compliance with regulatory requirements, affect the Company’s compliance with loan covenants or other contractual requirements, have the effect of increasing management’s compensation, or conceal an unlawful transaction. The Company has determined that the effect on Net Loss of $40,000 on fiscal 2018, would not have been be impactful to the users of the financial information and/or change any decisions made about the business or affected any loan covenants. In addition, in accordance with SAB Topic 1:M:2, the Company plans to review each quarter the need for a sales return accrual and record a sales return accrual if required.

Product Warranty, page F-15

13.	We note your response to comment 42. Tell us in further detail why management has not recorded a warranty reserve in the historical financial statements. In this regard, warranty reserves typically include management's best estimate of the projected costs to repair or to replace any items under warranty, based on actual warranty experience. It appears you have known warranty experience. Further, with reference to SAB Topic 1:M, please note that a quantitative assessment of materiality is not limited to comparing the amount of the item to net sales.

The Company’s warranty expense for fiscal 2018 was $462,000 or 0.45% of net sales and for fiscal 2017 was $397,000 or 0.5% of net sales.

The Company’s lifetime warranty only relates to the hard insert pieces, which due to the material/construction of the product (wood), do not have a history of needing to be replaced under warranty. The Company has estimated that the cost of replacement of hard pieces under warranty was $53,954 for fiscal 2018 and $77,265 for fiscal 2017. The warranty cost of hard pieces represents approximately 12% and 19% of total warranty expenses for fiscal 2018 and fiscal 2017, respectively. In total, the impact on the Company’s income for the fiscal 2018 would be approximately $17,000 using the rollover method and $279,000 using the iron curtain method.

Further, based on an analysis of warranty expenses incurred in fiscal 2018 as compared to the original purchase dates of when the warrantied product was purchased, the Company has determined that the majority of warranty expense is incurred in the same fiscal month the product was purchased. This relates to product being damaged in shipment or the customer identifying a warranty issue when they first receive the product (such as readily identifiable damaged fabric).

May 23, 2018

Based on the Company’s review of SAB Topic 1:M, the Company believes that warranty expenses are not material. In reaching that conclusion, the Company considered if such determination would mask a change in earnings or other trends, hide a failure to meet analysts’ consensus expectations, change a loss to income or vice versa, significantly impact a certain segment that has been identified as playing a significant role in operations or profitability, affect the Company’s compliance with regulatory requirements, affect the Company’s compliance with loan covenants or other contractual requirements, have the effect of increasing management’s compensation or conceal an unlawful transaction. The Company has determined that the effect on Net Loss of $17,000 on fiscal 2018 would not have been be impactful to the users of the financial information and/or change any decisions made about the business or affected any loan covenants. In addition, in accordance with SAB Topic 1:M:2, the Company plans to review each quarter the need for a warranty reserve liability. The Company will continue to monitor the warranty claims and policies and address the potential of a warranty liability if the need arises.

Note 11 – Barter Arrangements, page F-31

14.	We note that you entered into an agreement with a third party during fiscal 2018 to exchange inventory for media credits. Please explain to us the nature of the transaction and your accounting in greater detail, including how you determined the fair value of the inventory you exchanged and provide us with the journal entries you recorded for this transaction. In this regard, it appears from your disclosure that you may have exchanged inventory with a cost basis of $577,326 and a fair value of $534,407 for media credits. Lastly, please provide all disclosures required by ASC 845-10-50-1 and 50-2.

The Company entered into two agreements with Icon International, Inc. (“Icon”) during fiscal 2018 whereby the Company transferred Sactional products, kids Sactional products, poufs and throw pillows to Icon and as full consideration for such inventory and freight costs to ship the inventory to Icon, Icon provided Straight Trade Media Credits to the Company. Icon’s rights of resale or distribution are unrestricted and require no approval by the Company prior to sale.

Straight Trade Media Credits are a right, but not an obligation, to purchase services and goods made available to the Company by Icon. Such services and goods are purchasable in consideration for an amount of Straight Trade Media Credits and a cash payment which, when combined, equals the total purchase price. The Straight Trade Media Credits expire May 31, 2020. During fiscal 2018, the Company used a portion of the Straight Trade Media Credits for the purchase of media.

The Company valued the Straight Trade Media Credits at the book value of the inventory plus applicable freight to ship the inventory to Icon. The journal entries to reflect the transactions were to debit Prepaid Barter and credit Inventory for the book value of the inventory, and debit Barter and credit Cash for the cost of the freight related to the shipping of the bartered inventory. As the Company utilized the Straight Trade Media Credits, the Company reduced Barter assets and increased Marketing Expense.

In summary, there was an exchange of $534,406 plus shipping costs of $42,920 totaling a credit of $577,326. During fiscal 2018, there were credits utilized of $269,909, resulting in an ending balance as of February 4, 2018 of $307,417.

The Entries for the barter transactions are as follows:

Prepaid barter dr. $534,406

Inventory cr. $534,406

Prepaid barter dr. $42,920

Accounts payable cr. 42,920

Advertising expense dr. $269,909

Prepaid barter cr. $269,909

The Company did not recognize any gross operating revenue as a result of these transactions.

May 23, 2018

Note 12 – Subsequent Events, page F-31

15.	We note the warrants were amended and restated to replace the aggregate dollar value of each warrant with a fixed number of warrant shares. Also, you state, “As a result of the conversion to warrant shares, warrant holders will receive additional shares of common stock upon exercise than they would have under the original warrants.” Please tell us, and briefly disclose, why the terms were amended as we believe this is important information to investors. Additionally, summarize for us how you accounted for the conversion of the warrants to warrant shares citing for us the literature you relied on. Lastly, please disclose the fixed number of warrant shares outstanding as a result of the conversion and the total number of shares of common stock that warrant shareholders will receive upon exercise.

The Company has revised the disclosure on page F-31 of the Registration Statement to disclose the Company’s reasoning for amending the warrants and the number of warrant shares currently outstanding. The Company has not yet had to account for the conversion of the warrants to warrant shares as the transaction did not occur until the first quarter of fiscal 2019. There is no explicit accounting guidance for modification of warrants held by shareholders.

The accounting for a warrant modification is analogous to the repurchase and resale of capital stock in determining the appropriate accounting for the modification of warrants. As per ASC-505-25-7 and ASC-505-25-9:

After an entity's repurchase of its own outstanding common stock, sometimes it may either retire the repurchased shares and issue additional common shares, or, as an alternative, resell the repurchased shares. In either case, the price received may differ from the amount paid to repurchase the shares. While the net asset value of the shares of common stock outstanding in the hands of the public may be increased or decreased by such repurchase and retirement, such transactions relate to the capital of the corporation and do not give rise to corporate profits or losses. There is no essential difference between the following:

1. The repurchase and retirement of a corporation's own common stock and the subsequent issue of common shares.

2. The repurchase and resale of its own common stock.

The difference between the repurchase and resale prices of a corporation's own common stock shall be reflected as part of the capital of a corporation and allocated to the different components within stockholder equity as required by paragraphs 505-30-30-5 through 30-10.

Based on the foregoing principles, the difference between the fair value of the warrant component of the units on the date of their original issuance and the fair value immediately prior to the modification on April 19, 2018 is not to be recognized in the profit/loss. As such, no journal entry is to be booked to recognize the difference. However, ASC 505-30-30-5 through 30-10 sets forth the accounting treatment of the difference in value before modification and after modification (i.e. the difference between the repurchase and resale value), the incremental fair value. These paragraphs describe that, when a corporation's stock is repurchased, the resale price may be allocated between additional paid-in capital and retained earnings.

Based on the foregoing principles, the Company will record the modification in its first quarter financial statements resulting in a debit to retained earnings and a credit to additional paid-in-capital reflecting the excess of fair value of the new warrants over the old warrants.

16.	We note the Company amended the conversion features of the preferred stock. Please tell us, and briefly disclose, what necessitated the amendments as we believe this is important information to investors. Further, tell us how you accounted for the amendments and how you will account for the conversion of the preferred stock into common stock, citing the GAAP literature you relied on to support your accounting. Please ensure your accounting analysis addresses the beneficial conversion feature you disclosed.

The Company has revised the disclosure on page F-31 of the Registration Statement to disclose the Company’s reasoning for amending the conversion features of the preferred stock.

The Company has not yet had to account for the amendments or the conversion of preferred stock into common stock. When that event occurs, the Company plans to account for the conversion of preferred stock to common stock by to debiting preferred stock and crediting common stock. If the common stock price at the time of conversion is more than the par value of the preferred stock then the Company will debit retained earnings in an amount equal to the difference between the two prices. If the amendment is deemed pursuant to an inducement, the Company will refer to ASC 260-10-S99-2 to account for the amendment to the conversion features of the preferred stock. If the preferred stock is converted into other securities pursuant to an inducement, the Company will consider (1) the fair value of all securities and other consideration transferred in the transaction by the of the convertible preferred stock over (2) the fair value of securities issuable pursuant to the original conversion terms which will be subtracted from net income to arrive at income(loss)available to common stockholders in the calculation of earnings per share.

With respect to the beneficial conversion feature, the Company utilizes the guidance set forth in ASC 470 as it applies to both convertible debt securities and convertible preferred stock. In order to determine whether there was a beneficial conversion feature at both the initial agreement date and the modification date, the Company calculated the intrinsic value at the commitment dates as the difference between the conversion price and the fair value of the common stock into which the security is convertible, multiplied by the number of shares into which the security is convertible. Based on the calculations, the conversion feature did not enable the preferred stockholders to obtain common stock below the market price at either date.

As stated in Note 7 of the financial statements, there are contingent adjustments to the conversion ratio. The Company will apply the following guidance once any contingent event occurs. As stated in ASC 470, if the terms of a contingent conversion option do not permit an issuer to compute the number of shares that the holder would receive if the contingent event occurs and the conversion price is adjusted, an issuer must wait until the contingent event occurs and then compute the resulting number of shares that would be received pursuant to the new conversion price. The number of shares that would be received upon conversion based on the adjusted conversion price would then be compared with the number that would have been received before the occurrence of the contingent event. The excess number of shares multiplied by the commitment date stock price equals the incremental intrinsic value that results from the resolution of the contingency and the corresponding adjustment to the conversion price. That incremental amount is recognized when the triggering event occurs.

Please feel free to contact the undersigned at (212) 692-1036 if you have any questions relating to the Registration Statement or this letter.

Very truly yours,

/s/ David N. Feldman
David N. Feldman

cc:	Shawn Nelson, Chief Executive Officer